FIRST  AMENDMENT  TO  PURCHASE  AND  SALE  AGREEMENT
     ----------------------------------------------------

     This First Amendment to Purchase and Sale Agreement is entered into effective April 10, 1998 by and between JON H. OLSON, or assigns ("Purchaser") and EAGLES LANDING, L.L.C., a Colorado limited liability company ("Seller") with reference to the following facts:

     A. On March 5, 1998, Purchaser and Seller entered into that certain "Purchase and Sale Agreement" (the "Agreement"), pursuant to which Purchaser agreed to purchase, and Seller agreed to sell, that certain improved real property located in the City of Westminster, County of Jefferson, State of Colorado, with the commonly known address of 7402 West Church Ranch Boulevard, also known as "Eagles Landing at Church Ranch"( and hereinafter referred to as the "Property".)

     B.    The  parties  mutually  desire  to  amend  the  Agreement.

     NOW,  therefore,  Purchaser  and  Seller  agree  as  follows:

     1. Section 2.1.2 of the Agreement is deleted and the following is inserted in its place:

"Within two (2) business days of signing of this First Amendment, Purchaser shall deposit with the Escrow Agent the sum of Two Hundred Thousand Dollars ($200,000.00) by irrevocable federal funds wire transfer of immediately available funds (the "Second Deposit").

Upon the earlier of (a) May 3, 1998 or (b) the consummation of the sale, by Purchaser, of other real property located in Aurora, Colorado, consisting of an apartment building known as "Village Green", Purchaser shall deposit with the Escrow Agent the sum of Six Hundred Fifteen Thousand Dollars ($615,000.00) by irrevocable federal funds wire transfer of immediately available funds (the "Third Deposit.")

Escrow Agent is hereby authorized and instructed to release the First Deposit, the Second Deposit and the Third Deposit (said First, Second and Third Deposit collectively referred to as the "Deposit"), when:

(A) Escrow Agent can unconditionally deliver to Purchaser the following items:
(i) A Promissory Note, executed by Seller, in the original principal amount of EIGHT HUNDRED SIXTY FIVE THOUSAND DOLLARS ($865,000.00), bearing interest at 8% per annum, with all sums due and payable on the earlier of the transfer of the Property from Seller to Purchaser or six (6) months from the date of execution of said Note, and containing other standard provisions, including a provision for attorneys' fees; and (ii) a Deed of Trust, on customary standard form, duly executed by Seller, to secure said Promissory Note, which will be a lien against the Property subject only to those liens and encumbrances which are shown as exceptions to title, Items D and E in Schedule B-Section 1, and all items shown in Schedule B-Section 2, in the Commitment for Title Insurance issued by North American Title Company of Colorado ("Title Company") under its file number CM 58995; and

(B) Escrow Agent has received the written consent of the holder of the first deed of trust, Allstate Life Insurance Company, to the placing of the second deed of trust against the Property (as described in sub-part "A", above). Purchaser shall be primarily responsible for processing the approval request with said deed of trust holder, and Seller shall be responsible for providing, in a timely manner, all documentation which is requested of it by the Purchaser to so process such approval request.

     Upon the release of the Deposits by Escrow Agent to the Seller, the amounts released shall be deemed to be "Deposits" for all intents and purposes under the terms of the Agreement
(e.g., the Deposits, in their entirety, and all interest earned thereon while said Deposits are held by the Escrow Agent, shall be credited to the Purchase Price; after Purchaser removes the financing contingency, pursuant to Section 3, below, the Deposits shall be non-refundable if the Purchaser defaults, except in the event that Seller breaches its obligations under the Agreement, as amended by this First Amendment.) In the event that, after the Deposits have become non-refundable, the Closing does not occur due to a breach by Purchaser of its obligations hereunder, and Seller has performed all obligations to be performed by Seller, Purchaser shall return to Seller the Promissory Note marked "canceled" and Purchaser shall reconvey the Deed of Trust.

     2. Section 2.1.5 is modified to provide that, at the time that Purchaser pays the Purchase Price, the amount of Principal, and all accrued interest, due on the Promissory Note described in Section 1, above, shall be credited towards the Purchase Price, and in consideration therefor, at Closing the Purchaser shall cancel the Promissory Note and reconvey the Deed of Trust.

     3. The time period for the Purchaser to remove the financing contingency, which is in Section 10.3 of the Agreement, is extended to April 17, 1998, which is ten (10) business days after the date that Purchaser received tentative approval from the existing lender to assume the existing financing.

     4. Section 7.1 is modified to provide that the "Closing Date" shall be the earlier of July 31, 1998 or the closing of Purchaser's sale of improved real property known as "Spanish Gate", or, at the option of Purchaser, any earlier date which falls on a business day, provided that if Purchaser elects such option, Purchaser shall give Seller ten (10) days advance written notice.

     5. This First Amendment may be signed in counterparts, and each such counterpart shall constitute a duplicate original, but all counterparts together shall consist of only one document.

     Except as the Agreement has been modified by this First Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect. In the event of any contradiction between the terms of the Agreement and this First Amendment, the terms of this First Amendment shall prevail.

     In Witness Whereof, the parties hereto have executed this First Amendment as of the date set forth above.
PURCHASER:                                        SELLER:
     EAGLES  LANDING,  L.L.C.,  a
Colorado  limited  liability  company

JON  H.  OLSON                              BY:
     Terence  J.  O'Connor,  Manager